Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(in millions)

	2011	2010	2009	2008	2007
Earnings
Income/(Loss) before income taxes and cumulative effects of changes in accounting principles (a)	$8,681	$7,149	$2,599	$(14,895)	$(4,286)
Less: Equity in net (income)/loss of affiliated companies included in income/(loss) before income taxes	(500)	(538)	(336)	(382)	(639)
Adjusted income/(loss)	8,181	6,611	2,263	(15,277)	(4,925)
Adjusted fixed charges (b)	4,973	6,741	7,395	10,518	11,753
Earnings/(Losses)	$13,154	$13,352	$9,658	$(4,759)	$6,828

Combined Fixed Charges
Interest expense (c)	$4,462	$6,173	$6,818	$9,787	$11,036
Interest portion of rental expense (d)	180	204	258	322	344
Total combined fixed charges	$4,642	$6,377	$7,076	$10,109	$11,380

Ratios
Ratio of earnings to combined fixed charges	2.8	2.1	1.4	(0.5) (e)	0.6 (e)
__________
(a) Income/(Loss) before income taxes includes equity income/(loss) from unconsolidated subsidiaries.
(b) Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from affiliated companies as well as amortization of capitalized interest. (Capitalized interest (in millions): 2011 YTD - $31; 2010 - $20; 2009 - $28; 2008 - $50; 2007 - $47)
(c) Includes interest, as shown on our statement of operations, plus capitalized interest.
(d) One-third of all rental expense is deemed to be interest.
(e) Earnings/(Losses) were inadequate to cover fixed interest charges by (in billions): 2008 - $14.9; 2007 - $4.6.